EXHIBIT 12.2
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings Available for Fixed Charges:
Income from continuing operations
before income tax expense	$768	$777	$784	$703	$665
Add:
Fixed charges	397	392	398	349	322
Deduct:
Net income attributable to noncontrolling
interest in subsidiary that has not
incurred fixed charges	—	—	(8)	(7)	(6)
Total earnings available for fixed charges	$1,165	$1,169	$1,174	$1,045	$981

Fixed Charges and Preferred Stock
Dividends:
Interest expense	$392	$387	$394	$343	$314
Estimated interest portion of rentals
charged to expense	5	5	4	6	8
Total fixed charges	397	392	398	349	322
Preferred stock dividends (1)	3	3	3	3	3
Total fixed charges and preferred stock
dividends	$400	$395	$401	$352	$325

Ratio of Earnings to Combined Fixed
Charges and Preferred Stock Dividends	2.9x	3.0 x	2.9 x	3.0 x	3.0 x

(1)    Represents actual preferred stock dividends grossed up for income taxes.